The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Nine Months
	Ended	For the Years Ended December 31,
	September 30, 2010	2009	2008	2007	2006	2005
Earnings, as defined:
Net income	$161,543	$216,316	$191,158	$133,564	$200,007	$94,845
Income tax expense/(benefit)	101,739	118,847	77,852	52,353	(43,961)	32,174
Equity in (earnings)/losses of regional
nuclear generating companies	(101)	(282)	(366)	(1,901)	854	(1,153)
Dividends received from regional equity
investees	-	1,520	-	2,596	1,407	412
Fixed charges, as below	118,860	163,887	165,170	155,557	131,923	133,321
Less: Interest capitalized (including AFUDC)	(2,045)	(2,203)	(12,991)	(10,924)	(6,610)	(6,719)
Total earnings, as defined	$379,996	$498,085	$420,823	$331,245	$283,620	$252,880

Fixed charges, as defined:
Interest on long-term debt (a)	$100,918	$133,422	$104,954	$84,292	$64,873	$59,019
Interest on rate reduction bonds	6,805	19,061	29,129	37,728	46,692	55,796
Other interest (b)	4,692	3,334	12,163	16,413	6,281	5,220
Rental interest factor	4,400	5,867	5,933	6,200	7,467	6,567
Interest capitalized (including AFUDC)	2,045	2,203	12,991	10,924	6,610	6,719
Total fixed charges, as defined	$118,860	$163,887	$165,170	$155,557	$131,923	$133,321

Ratio of Earnings to Fixed Charges	3.20	3.04	2.55	2.13	2.15	1.90

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the nine months ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.